SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

iDcentrix, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

451526 20 6

(CUSIP Number)

LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning, P.R.China

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 451526 20 6

1)  Name of Reporting Persons:

China Blueberry Holdings Limited

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

British Virgin Islands

	(7)	Sole Voting Power
		28,954,026
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		28,954,026

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

28,954,026

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)  Percent of Class Represented by Amount in Row (11)

57.91% (1)

14) Type of Reporting Person
CO

 (1) Based on 50,000,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 451526 20 6

1)  Name of Reporting Persons:

Guang Zhao

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

People’s Republic of China

	(7)	Sole Voting Power
		28,954,026
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		28,954,026

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

28,954,026

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)  Percent of Class Represented by Amount in Row (11)

57.91% (1)

  14) Type of Reporting Person
IN

(1) Based on 50,000,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 (the “Common Stock”), of iDcentrix, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is LongSheng Village, Tangshan Town, Zhengan District Dandong City, Liaoning, People’s Republic of China.

Item 2.  Identity & Background

(a)
The persons filing this Statement are Mr. Guang Zhao, a natural person, and China Blueberry Holdings Limited, a British Virgin Islands limited company (“Blueberry,” and together with Mr. Zhao, the “Reporting Persons”).

(b)
The business address of Mr. Zhao is LongSheng Village, Tangshan Town, Zhengan District Dandong City, Liaoning, People’s Republic of China, and Blueberry’s principal office is located at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town,Tortola, British Virgin Islands.

(c)
The principal occupation of Mr. Zhao is serving as the Chief Executive Officer of the Company.  Blueberry is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Company. Blueberry is controlled by Mr. Zhao.

(d)	During the past five years, Mr. Zhao has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Zhao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zhao is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

Blueberry received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated July 16, 2010, by and between the Company, Honor Bond Limited, (“Honor Bond”) the shareholders of Honor Bond, Tsoi Tik Man and Dandong LongSheng Horticulture Technology Co., Ltd. (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Honor Bond held by Blueberry was exchanged for 28,954,026 shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”).

Mr. Guang is the sole Director and shareholder of Blueberry and may be deemed to be the beneficial owner of the shares held by Blueberry.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Item 3 above.

Upon the closing of the Exchange Agreement, Tsoi Tik Man, the Company’s former President, Secretary and current director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective upon the closing and from his position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to the Company’s stockholders that complies with the requirements of Section 14f-1 of the Exchange Act. In addition, the Company’s board of directors on July 16, 2010, appointed Guang Zhao to fill the vacancy created by such resignation, which appointment will become effective upon the effectiveness of the resignation of Tsoi Tik Man on the tenth day following the mailing by the Company of the Information Statement to the Company’s stockholders. In addition, Mr. Zhao replaced the Company’s chief executive officer upon the closing of the Exchange Agreement.

Item 5.	Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by the Reporting Persons is 28,954,026 shares, or 57.91% of the outstanding common stock of the Company, based on 50,000,000 shares of common stock outstanding as of the date of this report. Mr. Zhao beneficially owns and controls the shares held by Blueberry because he is Blueberry’s sole shareholder and director.

(b)
Mr. Zhao has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 28,954,026 shares of common stock of the Company owned by Blueberry.  Mr. Zhao does not own any other securities of the Company.

(c)	Other than as described in Items 3 and 4 above, the Reporting Persons have not been involved in any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Mr. Zhao, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 28,954,026 shares of common stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between the Reporting Persons, or between any Reporting Person and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement by and among iDcentrix, Inc., Honor Bond Limited, the shareholders of Honor Bond Limited, Tsoi Tik Man and Dandong LongSheng Horticulture Technology Co., Ltd, dated July 16, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on July 16, 2010).

Exhibit 2	Joint Filing Agreement between Mr. Guang Zhao and China Blueberry Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    July 23, 2010

China Blueberry Holdings Limited

By:	/s/ Guang Zhao
Name: Guang Zhao
Title: Director

/s/ Guang Zhao
Guang Zhao